

Registered Office
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13th May, 2005

82-3470

The Secretary
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of India Ltd.
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The Dy. General Manager
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Dear Sirs,

ITC wins Golden Peacock Global Award for Corporate Social Responsibility

We enclose a copy of the Press Release dated 13th May, 2005, issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

From : S H Venkatramani
Head – Corporate Communications

ITC wins Golden Peacock Global Award for CSR

Kolkata, May 13, 2005: ITC has won the 'Golden Peacock Global Award for Corporate Social Responsibility (CSR) in Emerging Economies for 2005'. The Award was presented in London on May 12, 2005 by Dr Ola Ullsten, former Prime Minister of Sweden, who also headed the jury. The Golden Peacock Global Award for CSR aims to stimulate organisations to rapidly accelerate the pace of stakeholder-oriented improvement processes. Its primary objective is to encourage competitiveness in corporate governance and corporate social responsibility. ITC received the award for two of its unique initiatives that are impactfully transforming lives and landscapes in rural India - ITC's e-Choupal and social and farm forestry.

ITC's e-Choupal empowers over 3.5 million farmers by enabling them to readily access crop-specific, customised and comprehensive information in their native village habitat and language. Vernacular websites relating to each agricultural crop that ITC deals in, created by the Company, provide ready and real-time information to even marginal farmers on the prevailing Indian and international prices and price trends for their crop, expert knowledge on best farming practices, and micro-level weather forecast. This significantly improves the farmer's decision-making ability, thereby helping him better align his agricultural produce to market demand, secure better quality, productivity and improved price discovery. The e-Choupal model and movement helps aggregate demand by creating a virtual producers' co-operative, thus facilitating access to higher quality farm inputs at lower costs for the farmer. ITC e-Choupal also creates a two-way direct marketing channel for rural India, eliminating wasteful intermediation and multiple handling, thus significantly reducing transaction costs and improving logistical efficiency. Over the next decade, the ITC e-Choupal network aims to cover over 100,000 Indian villages, representing 1/6th of rural India, and create more than 10 million e-farmers.

ITC's social and farm forestry programme effectively leverages the Company's need for high quality wood fibre, to manufacture paperboards and specialty papers, to provide significant livelihood opportunities to economically backward wasteland owners. Working with select NGOs, ITC identifies poor tribals with wastelands and organises them into self-supporting forest user groups. ITC trains the leaders of these user groups to follow best silvicultural practices to grow high quality timber as a viable cash crop, and other local species that meet domestic, fodder, fuel and nutrition requirements. The Company provides a comprehensive package of support and extension services to farmers – loans, land development, planting of saplings, plantation maintenance, marketing and funds management. Helping the farmer rear high quality wood that attracts the best price. So far, 108 million saplings have been planted over 29,500 hectares, generating employment opportunities for 290,000 people. During the next 10 years, 600 million saplings will be planted over 100,000 hectares of private wastelands, benefiting 1.2 million people.

ITC's other focused CSR initiatives include Integrated Watershed Development, Women's Empowerment, Primary Education and Livestock Development.